UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STRATUS PROPERTIES INC.
(Name of Issuer)

           Common Stock, $0.01 par value per share
(Title of Class of Securities)

              863167201
(CUSIP Number)

           December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 14 Pages

Exhibit Index:  Page 13

SCHEDULE 13G
CUSIP No.: 863167201	Page 2 of 14 Pages

1.	Names of Reporting Persons. CLIFFWOOD PARTNERS LLC I.R.S. Identification Nos. of above persons (entities only): 95-4648555
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	267,059
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	267,059
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,059
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.5% based on 7,635,316 shares outstanding as of July 31, 2008.
12.	Type of Reporting Person IA

SCHEDULE 13G
CUSIP No.: 863167201	Page 3 of 14 Pages

1.	Names of Reporting Persons. CLIFFWOOD VALUE EQUITY FUND, L.P. I.R.S. Identification Nos. of above persons (entities only): 95-4817104
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	267,059
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	267,059
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,059
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.5% based on 7,635,316 shares outstanding as of July 31, 2008.
12.	Type of Reporting Person PN

SCHEDULE 13G
CUSIP No.: 863167201	Page 4 of 14 Pages

1.	Names of Reporting Persons. CLIFFWOOD VALUE PLUS FUND, L.P. I.R.S. Identification Nos. of above persons (entities only): 20-4368661
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	267,059
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	267,059
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,059
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.5% based on 7,635,316 shares outstanding as of July 31, 2008.
12.	Type of Reporting Person PN

SCHEDULE 13G
CUSIP No.: 863167201	Page 5 of 14 Pages

1.	Names of Reporting Persons. CLIFFWOOD ABSOLUTE RETURN STRATEGY, LTD. I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands, British West Indies
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	267,059
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	267,059
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,059
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.5% based on 7,635,316 shares outstanding as of July 31, 2008.
12.	Type of Reporting Person OO

SCHEDULE 13G
CUSIP No.: 863167201	Page 6 of 14 Pages

1.	Names of Reporting Persons. CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P. I.R.S. Identification Nos. of above persons (entities only): 95-4789951
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	267,059
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	267,059
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,059
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.5% based on 7,635,316 shares outstanding as of July 31, 2008.
12.	Type of Reporting Person PN

SCHEDULE 13G
CUSIP No.: 863167201	Page 7 of 14 Pages

1.	Names of Reporting Persons. CLIFFWOOD VALUE EQUITY / WB FUND, L.P. I.R.S. Identification Nos. of above persons (entities only): 20-3036834
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	267,059
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	267,059
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,059
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.5% based on 7,635,316 shares outstanding as of July 31, 2008.
12.	Type of Reporting Person PN

Page 8 of 14 Pages

Item 1(a).	Name of Issuer:

Stratus Properties Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

98 San Jacinto Blvd.
Suite 220
Austin, Texas 78701

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Cliffwood Partners LLC ("Cliffwood Partners");

ii) Cliffwood Value Equity Fund, L.P. ("Cliffwood Value Equity Fund");

iii) Cliffwood Value Plus Fund, L.P. ("Cliffwood Value Plus Fund");

iv) Cliffwood Absolute Return Strategy, Ltd. ("Cliffwood Absolute Return Strategy (Cayman)");

v) Cliffwood Absolute Return Strategy, L.P. ("Cliffwood Absolute Return Strategy"); and

vi) Cliffwood Value Equity / WB Fund, L.P. ("Cliffwood Value Equity / WB Fund").

This Statement relates to Shares (as defined herein) that were held for the accounts of Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Cliffwood Value Equity / WB Fund, Oregon Public Employees’ Retirement Fund, Swarthmore College, The Common Fund and Guggenheim Trust Company.  Cliffwood Partners serves as the general partner for each of Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy and Cliffwood Value Equity / WB Fund.

Cliffwood Partners also serves as the investment manager to each of Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Cliffwood Value Equity / WB Fund, Oregon Public Employees’ Retirement Fund, Swarthmore College, The Common Fund and Guggenheim Trust Company.  In such capacities, Cliffwood Partners may be deemed to have voting and dispositive power over the shares held for the accounts of each of Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy (Cayman), Cliffwood Absolute Return Strategy, Cliffwood Value Equity / WB Fund, Oregon Public Employees’ Retirement Fund, Swarthmore College, The Common Fund and Guggenheim Trust Company.

Item 2(b).	Address of Principal Business Office or, if one, Residence

Page 9 of 14 Pages

The address of the principal business office of each of Cliffwood Partners, Cliffwood Value Equity Fund, Cliffwood Value Plus Fund, Cliffwood Absolute Return Strategy and Cliffwood Value Equity / WB Fund is 11726 San Vicente Boulevard, Suite 600, Los Angeles, California 90049.  The address of the principal business office of Cliffwood Absolute Return Strategy (Cayman) is c/o CITCO Fund Services (Cayman Islands) Limited, P.O. Box 31106 SMB, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands.

Item 2(c).	Citizenship

i) Cliffwood Partners is a Delaware limited liability company;

ii) Cliffwood Value Equity Fund is a Delaware limited partnership;

iii) Cliffwood Value Plus Fund is a Delaware limited partnership;

iv) Cliffwood Absolute Return Strategy (Cayman) is a Cayman Islands exempted company;

v) Cliffwood Absolute Return Strategy is a Delaware limited partnership; and

vi) Cliffwood Value Equity / WB Fund is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

863167201

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

Page 10 of 14 Pages

(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Cliffwood Partners LLC
Cliffwood Value Equity Fund, L.P.
Cliffwood Value Plus Fund, L.P.
Cliffwood Absolute Return Strategy, Ltd.
Cliffwood Absolute Return Strategy, L.P.
Cliffwood Value Equity / WB Fund, L.P.
Oregon Public Employees’ Retirement Fund
Swarthmore College
The Common Fund
Guggenheim Trust Company

Item 4.(a)	Amount Beneficially Owned:

As of December 31, 2008, Cliffwood Value Equity Fund, L.P. beneficially owns 88,220 Shares; Cliffwood Value Plus Fund, L.P. beneficially owns 0 Shares; Cliffwood Absolute Return Strategy, Ltd. beneficially owns 0 Shares; Cliffwood Absolute Return Strategy, L.P. beneficially owns 0 Shares; Cliffwood Value Equity / WB Fund, L.P. beneficially owns 0 Shares; Oregon Public Employees’ Retirement Fund beneficially owns 98,466 Shares; Swarthmore College beneficially owns 8,801 Shares; The Common Fund beneficially owns 5,790 Shares; and Guggenheim Trust Company beneficially owns 65,782 Shares.

Item 4.(b)	Percent of Class:

Approximately 3.5% of the total number of Shares outstanding (based upon the information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 7,635,316 shares outstanding as of July 31, 2008).

Item 4.(c)
The sole power to vote or direct the vote of the entire shareholding and the sole power to dispose of or direct the disposal of the entire shareholding has been delegated to Cliffwood Partners LLC for each of Cliffwood Value Equity Fund, L.P., Cliffwood Value Plus Fund, L.P., Cliffwood Absolute Return Strategy, Ltd., Cliffwood Absolute Return Strategy, L.P., Cliffwood Value Equity / WB Fund, L.P., Oregon Public Employees’ Retirement Fund’s managed account, Swarthmore College’s managed account, The Common Fund’s managed account and Guggenheim Trust Company’s managed account.

Item 5.	Ownership of Five Percent or Less of a Class:

Page 11 of 14 Pages

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD PARTNERS LLC

/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY FUND, L.P.
By: Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD VALUE PLUS FUND, L.P.
By: Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY, LTD.
By: Cliffwood Partners LLC, as investment manager

/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.
By: Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY / WB FUND, L.P.
By: Cliffwood Partners LLC, its general partner

/s/ Carl B. Tash
Carl B. Tash, CEO

Page 13 of 14 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 17, 2009 by and among the Reporting Persons	14

Page 14 of 14 Pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Stratus Properties Inc., dated as of February 17, 2009 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 17, 2009
CLIFFWOOD PARTNERS LLC
/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY FUND, L.P.
By: Cliffwood Partners LLC, its general partner
/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD VALUE PLUS FUND, L.P.
By: Cliffwood Partners LLC, its general partner
/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY, LTD.
By: Cliffwood Partners LLC, as investment manager
/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD ABSOLUTE RETURN STRATEGY, L.P.
By: Cliffwood Partners LLC, its general partner
/s/ Carl B. Tash
Carl B. Tash, CEO

CLIFFWOOD VALUE EQUITY / WB FUND, L.P.
By: Cliffwood Partners LLC, its general partner
/s/ Carl B. Tash
Carl B. Tash, CEO